Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated May 24, 2024

Relating to Prospectus Dated May 24, 2024

Registration Statement No. 333-279692

Shares of Common Stock

Pre-Funded Warrants to Purchase Shares of Common Stock

This free writing prospectus relates only to the offering of shares of common stock and pre-funded warrants to purchase common stock described below by Perspective Therapeutics, Inc. (“we,” “us,” “our”,” the “Company” and “Perspective”), and provides the terms of certain pre-funded warrants, and the shares of common stock issuable upon the exercise of such pre-funded warrants, being offered. Except as otherwise indicated, all information in this free writing prospectus assumes no exercise of outstanding options or warrants.

Recent Developments

Reverse Stock Split

On April 18, 2024, we filed a definitive proxy statement related to our annual meeting of our stockholders scheduled to be held on May 31, 2024. At the meeting, our stockholders are being asked to approve, among other proposals, an amendment to our Amended and Restated Certificate of Incorporation to effect a reverse stock split of our outstanding shares of common stock at a ratio of 1:10. Assuming our stockholders approve the amendment, we expect to effect the reverse stock split no later than June 30, 2024. The exercisability of the pre-funded warrants being offered hereby is contingent upon us obtaining such stockholder approval and effecting the reverse stock split. See the section entitled “Risk Factors – Risks Related to this Offering – The exercisability of the pre-funded warrants is contingent upon us obtaining stockholder approval increasing the number of shares of common stock available for issuance and executing the reverse stock split. If we do not obtain such stockholder approval, the pre-funded warrants may never become exercisable” on page 4 of this free writing prospectus for more information.

Sales Agreement and Related Participation Rights

Pursuant to that certain Investment Agreement (the “Investment Agreement”), dated January 8, 2024, between Lantheus Alpha Therapy, LLC (“Lantheus”) and us, Lantheus was provided with certain pro rata participation rights to maintain its ownership position in us in the event that we make any public or non-public offering of any equity or voting interests us or any securities that are convertible or exchangeable into (or exercisable for) equity or voting interests in us, subject to certain exceptions. Lantheus has waived its participation rights in connection with this offering.

In addition, the Investment Agreement provides that, following any fiscal quarter during which we issue shares of common stock pursuant to that certain At Market Issuance Sales Agreement, dated November 17, 2023, among us, Oppenheimer & Co. Inc., B. Riley Securities, Inc. and JonesTrading Institutional Services LLC (the “Sales Agreement”), Lantheus has the option to purchase in a separate private placement transaction all or a portion of its Pro Rata Portion (as defined in the Investment Agreement) of the number of shares of our common stock issued pursuant to the Sales Agreement during such fiscal quarter at a price per share equal to the average price per share received by us before commissions.

On April 11, 2024, we sold shares of our common stock pursuant to the Sales Agreement, which sales resulted in gross proceeds to us of approximately $49.5 million. As a result, Lantheus will have the right to purchase all or a portion of its Pro Rata Portion of such shares in July 2024. Based on the number of shares of our common stock sold pursuant to the Sales Agreement, Lantheus will have the right to purchase in a private placement transaction approximately 7,000,000 shares of our common stock.

RISK FACTORS

The exercisability of the pre-funded warrants is contingent upon us obtaining stockholder approval increasing the number of shares of common stock available for issuance and executing the reverse stock split. If we do not obtain such stockholder approval, the pre-funded warrants may never become exercisable.

The pre-funded warrants are not immediately exercisable, as their exercisability into shares of our common stock is contingent upon our receipt of stockholder approval of an effective increase in the number of shares of Common Stock available for issuance, which we will first seek to obtain at the annual meeting of stockholders scheduled to be held on May 31, 2024 through a reverse stock split amendment, and executing such reverse stock split. Assuming our stockholders approve the amendment on May 31, 2024, we expect to effect the reverse stock split no later than June 30, 2024. We can offer no assurance that we will ever be able to obtain stockholder approval and, in the event that we cannot obtain such stockholder approval and/or effectuate the reverse stock split on our timelines, the pre-funded warrants may never become exercisable or may not be exercisable at a time when it would be financially beneficial for you to do so.

We will be unable to issue a substantial amount of additional shares of our common stock pursuant to the 2020 Equity Plan or for future capital raising transactions or strategic transactions unless we obtain stockholder approval to amend our certificate of incorporation to effectively increase the number of shares of common stock available for issuance.

We currently have 750,000,000 authorized shares of common stock under our Amended and Restated Certificate of Incorporation. As of May 10, 2024, we had 622,629,038 shares of common stock issued and outstanding and an aggregate of 85,019,853 shares of common stock reserved for issuance, which was comprised of shares of common stock underlying outstanding equity awards under the Company's existing equity plans, shares of common stock underlying outstanding pre-funded warrants, and shares of common stock underlying outstanding common stock warrants. Accordingly, as of May 10, 2024, we had 42,351,109 shares of common stock available for future issuance. Such amount does not include shares available for future issuance pursuant to our equity incentive plans. In connection with this offering, certain of our officers and directors suspended their right to exercise options to purchase an aggregate of 16,699,911 shares of our common stock unless and until such time following a stockholder approval of the reverse stock split amendment at the 2024 annual meeting of stockholders (or a similar proposal to effectively increase the authorized shares at a subsequent meeting) and such reverse stock split being duly effected.

Stockholder approval would be required for us to increase the number of shares of our common stock available for issuance. On April 18, 2024, we filed a definitive proxy statement related to our annual meeting of stockholders scheduled to be held on May 31, 2024. At the meeting, our stockholders are being asked to approve an amendment to our Amended and Restated Certificate of Incorporation to effect a reverse stock split of our outstanding shares of common stock at a ratio of 1:10. If we effect the proposed reverse stock split and file the related amendment to our Amended and Restated Certificate of Incorporation, the number of shares of our authorized common stock will remain unchanged, at 750,000,000, but the number of shares of our common stock available for issuance would increase to the extent the reverse stock split reduces the number of outstanding shares of our common stock. After the reverse stock split, we expect we will have approximately 679,000,000 shares of common stock available for issuance. Accordingly, the reverse stock split would effectively provide us with additional authorized, unissued and otherwise unreserved shares available for future corporate purposes, including future acquisitions, investment opportunities, the establishment of collaboration or other strategic agreements, capital raising transactions involving equity or convertible debt securities, future at the market offerings of common stock, or issuance under current or future employee equity plans, including the 2020 Equity Plan. However, there can be no assurance that this proposal will be approved by our stockholders, either at our annual meeting on May 31, 2024 or at any time thereafter. If this proposal is not approved, the limited number of shares available for issuance may limit our ability to issue awards to our employees or prospective employees and our ability to raise capital in the equity markets and satisfy obligations through equity issuances instead of cash on hand or other forms of financings, which could adversely impact our ability to fund our business and operations.

The pre-funded warrants have buy-in protections if we are unable to obtain stockholder approval allowing for the exercise of the pre-funded warrants.

As soon as practicable following the closing of this offering, the Company is required to hold an annual or special meeting of stockholders (the “Stockholder Meeting”) for the purpose of obtaining stockholder approval to effectively increase the number of shares of our common stock available for issuance and thereby allowing for a sufficient number of shares of common stock to be reserved for the exercise of the pre-funded warrants pursuant to the terms thereunder. We are required to use our best efforts to hold the Stockholder Meeting no later than May 31, 2024 (the “Stockholder Approval Deadline”). If, despite our best efforts, Stockholder Approval is not effected on or prior to the Stockholder Approval Deadline, we are required to cause an additional stockholder meeting (each an “Additional Stockholder Meeting”) to be held every seventy-five (75) days thereafter until such Stockholder Approval is obtained. Once Stockholder Approval is obtained, we are required to file the applicable charter amendment with the Secretary of State of the State of Delaware evidencing such Stockholder Approval within thirty (30) days of obtaining such Stockholder Approval.

If by the date that is ten (10) days following the first Additional Stockholder Meeting following the Stockholder Approval Deadline the pre-funded warrant is not exercisable by the holder, the holder may elect to notify us of its intention to sell a number of shares of common stock not to exceed the lesser of (i) the maximum number of shares of common stock that the holder would be entitled receive upon exercise of the pre-funded warrant pursuant to Section 5(a) as if the Stockholder Approval were obtained and the Charter Amendment had been filed and become effective and (ii) the Maximum Percentage (as defined in the pre-funded warrant) (the “Default Buy-in Amount”), the holder shall be entitled to purchase (in open market transactions or otherwise) shares of our common stock to deliver in satisfaction of a sale by the holder of shares of common stock not in excess of the Default Buy-in Amount (the “Default Buy-In”), and we will be required, within three (3) trading days after the holder’s request pay in cash to the holder an amount equal to the holder’s total purchase price (including brokerage commissions, if any, less the exercise price) for the shares of common stock so purchased.

Certain covenants related to our Investment Agreement with Lantheus may restrict our ability to obtain future financing and cause additional dilution for our stockholders.

Pursuant to the Investment Agreement, Lantheus was provided with certain pro rata participation rights to maintain its ownership position in us in the event that we make any public or non-public offering of any equity or voting interests us or any securities that are convertible or exchangeable into (or exercisable for) equity or voting interests in us, subject to certain exceptions. These participation rights could severely impact our ability to engage investment bankers to structure a financing transaction and raise additional financing on favorable terms. Furthermore, negotiating and obtaining a waiver to these participation rights may either not be possible or may be costly to us. If Lantheus exercises its participation rights, our existing stockholders would be further diluted to the extent of the number of shares Lantheus acquires to maintain its ownership percentage. Lantheus has waived its participation rights in connection with this offering.

Pursuant to the Investment Agreement, we are required to notify Lantheus within 10 business days of the end of a fiscal quarter in which we issued shares of common stock pursuant to the Sales Agreement of (i) the number of shares of common stock issued during such fiscal quarter pursuant to the Sales Agreement and (ii) the average price per share received by us before commissions (the “ATM Average Price”). Upon receipt of such notice, Lantheus may elect, at its option, to purchase all or a portion of its Pro Rata Portion (as defined in the Investment Agreement) of such shares at an aggregate price equal to the number of shares purchased multiplied by the ATM Average Price for such quarter (the “ATM Participation Right”). Pursuant to the Investment Agreement, Lantheus may not exercise the ATM Participation Right more than two times per calendar year.

On April 11, 2024, we sold shares of our common stock pursuant to the Sales Agreement, which sales resulted in gross proceeds to us of approximately $49.5 million. Accordingly, Lantheus will have the right to purchase all or a portion of its Pro Rata Portion (as defined in the Investment Agreement) of such shares in July 2024 based on the sales of common stock made in the fiscal quarter ending June 30, 2024 pursuant to the Sales Agreement. Based on the number of shares of our common stock sold pursuant to the Sales Agreement, Lantheus will have the right to purchase approximately 7,000,000 shares of our common stock. If Lantheus exercises the ATM Participation Right with respect to the sales made in the fiscal quarter ending June 30, 2024, our existing stockholders will be further diluted to the extent of the number of shares Lantheus purchases.

Certain covenants related to our Investment Agreement and Option Agreement with Lantheus may discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Pursuant to the Investment Agreement, Lantheus was provided with certain pro rata participation rights to maintain its ownership position in us in the event that we make any public or non-public offering of any equity or voting interests us or any securities that are convertible or exchangeable into (or exercisable for) equity or voting interests in us, subject to certain exceptions. Pursuant to the Option Agreement, Lantheus was provided with a right of first offer and last look protections for any third party merger and acquisition transactions involving us for a twelve-month period beginning on January 8, 2024 requiring us to refrain from soliciting or encouraging inquiries, offers or proposals for, or that could reasonably be expected to lead to, an acquisition proposal from a third party, or otherwise initiating a process that could be reasonably be expected to result in a potential acquisition proposal without first notifying Lantheus and offering Lantheus with the opportunity to submit an acquisition proposal to us.

These provisions could discourage a potential third-party acquirer that might have an interest in us from considering or pursuing a transaction with us or proposing such a transaction. As a result, the overall effect of these provisions may be to render more difficult or discourage a merger, amalgamation, arrangement, take-over bid, tender or exchange offer or other business combination involving us.

You will experience immediate and substantial dilution if you purchase our securities in this offering.

Since the price per share of our common stock and the price per pre-funded warrant being offered is substantially higher than the pro forma net tangible book value per share of our common stock, you will suffer substantial dilution with respect to the securities you purchase in this offering. Our pro forma net tangible book value as of March 31, 2024 was approximately $302.8 million, or $0.33 per share of our common stock, based on 586,915,977 shares of our common stock outstanding on March 31, 2024 plus 35,352,461 shares of our common stock issued pursuant to the Sales Agreement subsequent to March 31, 2024 through May 20, 2024.

As a result of the dilution to investors purchasing shares in this offering, investors in this offering may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

In addition, as of March 31, 2024, we had outstanding options to purchase 51,649,178 shares of our common stock at a weighted-average exercise price of $0.34 per share, outstanding pre-funded warrants to purchase 30,086,944 shares of our common stock at an exercise price of $0.001 per share, and outstanding warrants to purchase 4,385,581 shares of our common stock at a weighted-average exercise price of $0.34. As of March 31, 2024, there were 4,753,790 shares of our common stock available for future issuance under the 2020 Equity Plan, and an additional 20,299,077 shares of our common stock became available for future issuance under the 2020 Equity Plan as of April 1, 2024. In addition, an additional 48,700,923 shares of our common stock will become available for future issuance if the plan amendment is approved by stockholders on May 31, 2024. The shares of our common stock issuable under the 2020 Equity Plan may be immediately eligible for resale in the open market. Such shares of our common stock, along with any other market transactions, could adversely affect the market price of our common stock. Additional dilution may result from the issuance of shares of our common stock in connection with additional financings or in connection with commercial transactions.

Substantial future sales or other issuances of our common stock could depress the market for our common stock.

In the future, assuming we obtain the aforementioned stockholder approval of an increase in the number of shares of common stock available for issuance, sales of a substantial number of shares of our common stock, or the perception by the market that those sales could occur, could cause the market price of our common stock to decline or could make it more difficult for us to raise funds through the sale of equity in the future.

In connection with this offering, we and our directors and executive officers have entered into lock-up agreements for a period of 60 days. We and our directors and executive officers may be released from such lock-up agreements prior to the expiration of the lock-up period at the sole discretion of BofA Securities, Inc. Upon expiration or earlier release of the lock-up, we and our directors and executive officers may sell shares into the market, which could adversely affect the market price of shares of our common stock.

We have previously entered into the Sales Agreement, pursuant to which, from time to time, we may offer and sell shares of our common stock with an aggregate offering price of up to $50,000,000 under an “at-the-market” offering program. To the extent that we sell shares of our common stock pursuant to our at-the-market offering program or any similar program in the future, investors purchasing shares of common stock in this offering could experience further dilution.

In addition, certain of our employees, executive officers, and directors have entered or may enter into Rule 10b5-1 trading plans providing for sales of shares of our common stock from time to time. Under a Rule 10b5-1 trading plan, a broker executes trades pursuant to parameters established by the employee, director, or officer when entering into the plan, without further direction from the employee, officer, or director. A Rule 10b5-1 trading plan may be amended or terminated in some circumstances. Our employees, executive officers, and directors also may buy or sell additional shares outside of a Rule 10b5-1 trading plan when they are not in possession of material, nonpublic information, subject to the expiration of the lock-up agreements, if applicable.

In particular, during the lock-up period, sales of shares of common stock held by our executive officers and directors permitted under Rule 10b5-1 trading plans that have been entered into prior to the date of the prospectus supplement for this offering are considered exceptions to the restrictions set forth in the lock-up agreements, and a significant number of shares of our common stock could be sold by our officers and directors under Rule 10b5-1 trading plans during the lock-up period. Furthermore, the lock-up agreements also include other exceptions for shares sold by our executive officers and directors. Such sales of shares into the market, including during the lock-up period, could adversely affect the market price of shares of our common stock.

Future issuances of our common stock or our other equity securities could further depress the market for our common stock. We expect to continue to incur commercialization, drug development and selling, general and administrative costs, and to satisfy our funding requirements, we may need to sell additional equity securities. The sale or the proposed sale of substantial amounts of our common stock or our other equity securities may adversely affect the market price of our common stock and our stock price may decline substantially. Our stockholders may experience substantial dilution and a reduction in the price that they are able to obtain upon sale of their shares. New equity securities issued may have greater rights, preferences or privileges than our existing common stock.

We have broad discretion in the use of the net proceeds from this offering; despite our efforts, we may use such net proceeds in a manner that does not increase the value of your investment.

We currently intend to use the net proceeds from this offering for: (i) the continued clinical development of VMT-α-NET, VMT-01/02 and PSV359; (ii) the continued development of PSV40X and additional preclinical product candidates as well as broader development platform; and (iii) the build out, operation and expansion of manufacturing facilities, as well as for working capital and other general corporate purposes. A portion of the net proceeds may also be used to acquire, license or invest in complementary products, technologies, intellectual property or businesses, although we have no present commitments or agreements to do so. However, we have not determined the specific allocation of the net proceeds among these potential uses. Our management will have broad discretion over the use and investment of the net proceeds from this offering, and, accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning our specific intentions. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment. See the section entitled “Use of Proceeds” on page 10 of this free writing prospectus for further information about the use of proceeds.

We do not currently intend to pay dividends on our common stock, and any return to investors is expected to come, if at all, only from potential increases in the price of our common stock.

We have never declared or paid cash dividends on our capital stock, and you should not rely on an investment in our common stock to provide dividend income. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock could incur substantial losses.

The price of our common stock is highly volatile and may be affected by developments directly affecting our business, as well as by developments out of our control or not specific to us. The pharmaceutical and biotechnology industries, in particular, and the stock market generally, are vulnerable to abrupt changes in investor sentiment. Prices of securities and trading volumes of companies in the pharmaceutical and biotechnology industries, including ours, can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, our performance. This volatility may affect the price at which you could sell the shares of our common stock, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. Our stock price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including those described in the sections entitled “Risk Factors” in this free writing prospectus, the prospectus supplement to be filed in connection with this offering, the accompanying prospectus and the documents incorporated by reference herein and therein.

As a result, you may not be able to sell your shares of common stock at or above the price at which you purchase them. In addition, the stock market in general, the NYSE American and the stock of pharmaceutical and bio pharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

There is no public market for the pre-funded warrants being offered in this offering.

There is no public trading market for the pre-funded warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to list the pre-funded warrants on the NYSE American or any other national securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants will be limited.

Except for the right to participate in certain dividends and distributions, holders of the pre-funded warrants will have no rights as common stockholders until such holders exercise their pre-funded warrants and acquire our common stock.

Except by virtue of such holder’s ownership of shares of our common stock, and except for the right to participate in certain dividends and distributions, until holders of the pre-funded warrants exercise their pre-funded warrants and acquire shares of our common stock, such holders will have no rights with respect to the shares of our common stock underlying such pre-funded warrants. Further, such holders’ ability to exercise pre-funded warrants could be limited to the extent we are unable to obtain stockholder approval to effectively increase the number of shares of our common stock available for issuance, as discussed elsewhere in this free writing prospectus.

We may not receive any additional funds upon the exercise of the pre-funded warrants.

Each pre-funded warrant may be exercised by way of a cashless exercise, meaning that the holder may not pay a cash purchase price upon exercise, but instead would receive upon such exercise the net number of shares of our common stock determined according to the formula set forth in the pre-funded warrant. Accordingly, we may not receive any additional funds upon the exercise of the pre-funded warrants.

Significant holders or beneficial holders of our common stock may not be permitted to exercise pre-funded warrants that they hold.

A holder of a pre-funded warrant will not be entitled to exercise any portion of any pre-funded warrant which, upon giving effect or immediately prior to such exercise, would cause (i) the aggregate number of shares of our common stock beneficially owned by such holder (together with its affiliates) to exceed 4.99% or 9.99% (at the initial election of the holder) of the number of shares of our common stock outstanding immediately after giving effect to the exercise; or (ii) the combined voting power of our securities beneficially owned by such holder (together with its affiliates) to exceed 4.99% or 9.99% (at the initial election of the holder) of the combined voting power of all of our securities outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. Such percentage may be increased by the holder of the pre-funded warrant to any other percentage not in excess of 19.99% of the issued and outstanding shares of our common stock immediately after giving effect to such issuance upon at least 61 days’ prior notice from the holder to us. As a result, you may not be able to exercise your pre-funded warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such circumstance you could seek to sell your pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market for the pre-funded warrants.

DESCRIPTION OF PRE-FUNDED WARRANTS

The following is a summary of certain terms and conditions of the pre-funded warrants being offered in this offering. The following description is subject in all respects to the provisions contained in the pre-funded warrants.

Form

The pre-funded warrants will be issued as individual warrant agreements to the purchasers. The form of pre-funded warrant will be filed as an exhibit to a Current Report on Form 8-K that we expect to file with the SEC.

Term

The pre-funded warrants will expire on the date the warrant is exercised in full.

Exercisability

The pre-funded warrants are exercisable subsequent to the filing and effectiveness of a charter amendment with the Secretary of State of the State of Delaware providing for a sufficient amount of authorized shares of common stock to allow for the exercise of the pre-funded warrants. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of shares of common stock purchased upon such exercise. As an alternative to payment in immediately available funds, the holder may, in its sole discretion, elect to exercise the pre-funded warrant through a cashless exercise, in which the holder would receive upon such exercise the net number of shares of our common stock determined according to the formula set forth in the pre-funded warrant. No fractional shares of our common stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares that would otherwise be issuable, the number of shares to be issued shall be rounded down to the next whole number and we will pay the holder an amount in cash equal to the fractional amount multiplied by the last closing trading price of our common stock on the exercise date.

Exercise Limitations

We may not effect the exercise of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant that, upon giving effect to such exercise, would cause (i) the aggregate number of shares of our common stock beneficially owned by such holder (together with its affiliates) to exceed 4.99% or 9.99% (at the initial election of the holder) of the number of shares of our common stock outstanding immediately after giving effect to the exercise; or (ii) the combined voting power of our securities beneficially owned by such holder (together with its affiliates) to exceed 4.99% or 9.99% (at the initial election of the holder) of the combined voting power of all of our securities outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. However, any holder of a pre-funded warrant may increase or decrease such percentage to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from the holder to us.

Exercise Price

The exercise price per whole share of our common stock purchasable upon the exercise of the pre-funded warrants is $0.001 per share of common stock. The exercise price of the pre-funded warrants and the number of shares of our common stock issuable upon exercise of the pre-funded warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock, as well as upon any distribution of assets, including cash, stock or other property, to our stockholders.

Transferability

Subject to applicable laws and the restrictions on transfer set forth in the pre-funded warrant, the pre-funded warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing

There is no established trading market for the pre-funded warrants, and we do not expect a market to develop. We do not intend to apply for the listing of the pre-funded warrants on the NYSE American, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions

Upon the consummation of a fundamental transaction (as described in the pre-funded warrants, and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power of our outstanding common stock), the holders of the pre-funded warrants will be entitled to receive, upon exercise of the pre-funded warrants, the kind and amount of securities, cash or other property that such holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the pre-funded warrants (the “Alternate Consideration”). Pursuant to the terms of the pre-funded warrants, we will not effect any fundamental transaction in which we are not the surviving entity or Alternate Consideration includes securities of another entity unless (i) the Alternate Consideration is solely cash and we provide for the simultaneous “cashless exercise” of the pre-funded warrant pursuant to its terms or (ii) prior to or simultaneously with the consummation thereof, any successor to us, surviving entity or other entity (including any purchaser of assets of us) shall assume the obligation to deliver to the holder, such Alternate Consideration as, in accordance with the foregoing provisions, the holder may be entitled to receive, and the other obligations under the pre-funded warrant.

Buy-In Rights Upon Not Obtaining Stockholder Approval

As soon as practicable following the closing of this offering, the Company is required to hold an annual or special meeting of stockholders (the “Stockholder Meeting”) for the purpose of obtaining stockholder approval to effectively increase the number of shares of our common stock available for issuance and thereby allowing for a sufficient number of shares of common stock to be reserved for the exercise of the pre-funded warrants pursuant to the terms thereunder. We are required to use our best efforts to hold the Stockholder Meeting no later than May 31, 2024 (the “Stockholder Approval Deadline”). If, despite our best efforts, Stockholder Approval is not effected on or prior to the Stockholder Approval Deadline, we are required to cause an additional stockholder meeting (each an “Additional Stockholder Meeting”) to be held every seventy-five (75) days thereafter until such Stockholder Approval is obtained. Once Stockholder Approval is obtained, we are required to file the applicable charter amendment with the Secretary of State of the State of Delaware evidencing such Stockholder Approval within thirty (30) days of obtaining such Stockholder Approval.

If by the date that is ten (10) days following the first Additional Stockholder Meeting following the Stockholder Approval Deadline the pre-funded warrant is not exercisable by the holder, the holder may elect to notify us of its intention to sell a number of shares of common stock not to exceed the lesser of (i) the maximum number of shares of common stock that the holder would be entitled receive upon exercise of the pre-funded warrant pursuant to Section 5(a) as if the Stockholder Approval were obtained and the Charter Amendment had been filed and become effective and (ii) the Maximum Percentage (as defined in the pre-funded warrant) (the “Default Buy-in Amount”), the holder shall be entitled to purchase (in open market transactions or otherwise) shares of our common stock to deliver in satisfaction of a sale by the holder of shares of common stock not in excess of the Default Buy-in Amount (the “Default Buy-In”), and we will be required, within three (3) trading days after the holder’s request pay in cash to the holder an amount equal to the holder’s total purchase price (including brokerage commissions, if any, less the exercise price) for the shares of common stock so purchased.

No Rights as a Stockholder

Except by virtue of such holder’s ownership of shares of our common stock, and except for the right to participate in certain dividends and distributions, the holder of a pre-funded warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until such holder exercises the pre-funded warrant.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our common stock and pre-funded warrants issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of our common stock or pre-funded warrants. We have not sought and do not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock or pre-funded warrants.

This discussion is limited to holders that hold our common stock or pre-funded warrants as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the alternative minimum tax or the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to holders subject to particular rules, including, without limitation:

●	U.S. expatriates and certain former citizens or long-term residents of the U.S.;
●	persons holding our common stock or pre-funded warrants as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
●	banks, insurance companies, mutual funds, and other financial institutions;
●	brokers, dealers or traders in securities;
●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
●	“S corporations,” partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes, or other pass-through entities (and, in each case, investors therein);
●	tax-exempt organizations or governmental organizations;
●	persons deemed to sell our common stock or pre-funded warrants under the constructive sale provisions of the Code;
●	persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;
●	persons who hold or receive our common stock or pre-funded warrants pursuant to the exercise of any employee stock option or otherwise as compensation;
●	U.S. persons whose functional currency is not the U.S. dollar;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock or pre-funded warrants being taken into account in a financial statement;
●	tax-qualified retirement plans; and
●	“qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and “withholding qualified holders” as defined in Treasury Regulation Section 1.1445-1(g)(11).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock or pre-funded warrants, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock or pre-funded warrants and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK OR PRE-FUNDED WARRANTS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of our common stock or pre-funded warrants that, for U.S. federal income tax purposes, is:

●	an individual who is a citizen or resident of the U.S.;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
●

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock or pre-funded warrants that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.

General Treatment of Pre-Funded Warrants

Although the law in this area is not completely settled, the pre-funded warrants are generally expected to be treated as shares of our common stock for U.S. federal income tax purposes, in which case a holder of pre-funded warrants would generally be taxed in the same manner as a holder of common stock as described below. This position is not binding on the IRS, however, and the IRS may treat the pre-funded warrants as warrants to acquire our common stock and, if so, the amount and character of your gain with respect to an investment in our pre-funded warrants could change. You should discuss with your tax advisor the consequences of the purchase, ownership and disposition of the pre-funded warrants, as well as the exercise of, certain adjustments to, and any payments in respect of, the pre-funded warrants (including potential alternative characterizations). The balance of this discussion generally assumes that the characterization of the pre-funded warrants as shares of our common stock described above is respected for U.S. federal income tax purposes.

Tax Considerations Applicable to U.S. Holders

Distributions

We do not anticipate declaring or paying distributions to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions (including constructive distributions) exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce a U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under the section entitled “Tax Considerations Applicable to U.S. Holders—Gain on Disposition of Common Stock or Pre-Funded Warrants.” A preferential U.S. federal income tax rate may apply to any dividends paid to noncorporate U.S. holders meeting certain holding period requirements. Dividends received by a corporation may be eligible for a dividends received deduction, subject to applicable limitation.

The taxation of property received with respect to a pre-funded warrant on exercise other than common shares is unclear. It is possible such a receipt of property would be treated as a distribution on common stock as described in this section, although other treatments may also be possible. Investors should consult their tax advisors regarding the proper treatment of any such receipt of property in respect of the pre-funded warrants on exercise.

Gain on Disposition of Our Common Stock or Pre-Funded Warrants

Upon a sale or other taxable disposition of our common stock or pre-funded warrants, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the common stock or pre-funded warrant. Capital gain or loss will constitute long-term capital gain or loss if such U.S. holder’s holding period for the common stock or pre-funded warrant exceeds one year. Long-term capital gains derived by certain non-corporate U.S. holders, including individuals, are generally subject to taxation at preferential rates. The deductibility of capital losses is subject to certain limitations. U.S. holders who recognize losses with respect to a disposition of our common stock or pre-funded warrants should consult their own tax advisors regarding the tax treatment of such losses.

Exercise of Pre-Funded Warrants

As discussed above under the section entitled “Description Of The Securities We Are Offering—Pre-Funded Warrants—Exercisability,” a U.S. holder may exercise the pre-funded warrant by payment of exercise price or through a cashless exercise. The U.S. federal income tax treatment of a cashless exercise of pre-funded warrants into our common stock is unclear, and a U.S. holder should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of pre-funded warrants. In general, however, a U.S. holder should not recognize gain or loss for U.S. federal income tax purposes upon exercise of a pre-funded warrant pursuant to either method. If such U.S. holder receives a cash payment for a fractional share that would otherwise have been issuable upon exercise of the pre-funded warrant, it will be treated as a sale subject to the rules described above under the section entitled “Tax Considerations Applicable to U.S. Holders—Gain on Disposition of Our Common Stock or Pre-Funded Warrants.” The taxation of other property received with respect to a pre-funded warrant on exercise other than common shares is unclear. It is possible such a receipt of property would be treated as a distribution on common stock as described in the section above entitled “Tax Considerations Applicable to U.S. Holders—Distributions,” although other treatments may also be possible. Investors should consult their tax advisors regarding the proper treatment of any such receipt of property in respect of the pre-funded warrants on exercise.

A U.S. holder’s initial tax basis in the share of common stock received upon exercise of the pre-funded warrant generally should be equal to the sum of (i) such U.S. holder’s tax basis in the pre-funded warrant and (ii) the exercise price paid or treated as paid by such U.S. holder on the exercise of the pre-funded warrant. A U.S. holder’s holding period in the common stock received upon exercise generally should include such U.S. holder’s holding period in the pre-funded warrants exchanged therefor.

Certain Adjustments to the Pre-Funded Warrants

Under Section 305 of the Code, an adjustment to the number of shares of common stock that will be issued on the exercise of the pre-funded warrants, or an adjustment to the exercise price of the pre-funded warrants, may be treated as a constructive distribution to a U.S. holder of pre-funded warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders).

U.S. holders are encouraged to consult their own tax advisors regarding the application of Section 305 of the Code to the pre-funded warrants.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of dividends (including constructive dividends) on the common stock or pre-funded warrants and to the proceeds of a sale or other disposition of common stock or pre-funded warrants paid by us to you unless you are an exempt recipient, such as certain corporations. Backup withholding will apply to those payments if a U.S. holder fails to provide their taxpayer identification number, or certification of exempt status, or if a U.S. holder otherwise fails to comply with applicable requirements to establish an exemption.

Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS. Investors should consult their own tax advisors regarding their qualification for exemption from information reporting and backup withholding and the procedure for obtaining such exemption.

Tax Considerations Applicable to Non-U.S. Holders

Distributions

We do not anticipate declaring or paying distributions to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property (including constructive distributions) will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under the section entitled “Sale or Other Disposition of Common Stock or Pre-Funded Warrants.” Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below we or the applicable withholding agent may treat the entire distribution as a dividend.

Subject to the discussion below on backup withholding and Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act or “FATCA”), dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S. will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-U.S. holders may be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding our common stock in connection with the conduct of a trade or business within the U.S. and dividends being effectively connected with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the U.S. and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the U.S., as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the U.S. to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

The taxation of property received with respect to a pre-funded warrant on exercise other than common shares is unclear. It is possible such a receipt of property would be treated as a distribution as described in this section, although other treatments may also be possible. Investors should consult their tax advisors regarding the proper treatment of any such receipt of property in respect of the pre-funded warrants on exercise.

Sale or Other Disposition of Common Stock or Pre-Funded Warrants

Subject to the discussions below on backup withholding and FATCA, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock or pre-funded warrants unless:

●

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the U.S. to which such gain is attributable);

●	the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
●

our common stock or pre-funded warrants constitute U.S. real property interests (“USRPIs”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the U.S.) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the NYSE American, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. Holder’s holding period. Special rules may apply to non-U.S. holders of pre-funded warrants, who should consult their tax advisors.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules than those described above.

Exercise of Pre-Funded Warrants

As discussed above under the section entitled “Description Of The Securities We Are Offering—Pre-Funded Warrants—Exercisability,” a non-U.S. holder may exercise the pre-funded warrant by payment of the exercise price or through a cashless exercise. The U.S. federal income tax treatment of a cashless exercise of pre-funded warrants into our common stock is unclear, and non-U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of pre-funded warrants. In general, however, a non-U.S. holder should not recognize gain or loss for U.S. federal income tax purposes upon exercise of a pre-funded warrant pursuant to either method. If such non-U.S. holder receives a cash payment for a fractional share that would otherwise have been issuable upon exercise of the pre-funded warrant, it will be treated as a sale subject to the rules described above under the section entitled “Tax Considerations Applicable to Non-U.S. Holders—Sale or Other Disposition of Common Stock or Pre-Funded Warrants.” The taxation of other property received with respect to a pre-funded warrant on exercise other than common shares is unclear. It is possible such a receipt of property would be treated as a distribution on common stock as described in the section above entitled “Tax Considerations Applicable to Non-U.S. Holders—Distributions,” although other treatments may also be possible. Investors should consult their tax advisors regarding the proper treatment of any such receipt of property in respect of the pre-funded warrants on exercise.

Certain Adjustments to the Pre-Funded Warrants

Under Section 305 of the Code, an adjustment to the number of shares of common stock that will be issued on the exercise of the pre-funded warrants, or an adjustment to the exercise price of the pre-funded warrants, may be treated as a constructive distribution to a non-U.S. holder of the pre-funded warrants if, and to the extent that, such adjustment has the effect of increasing such non-U.S. holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders).

In addition, regulations governing “dividend equivalents” under Section 871(m) of the Code may apply to the pre-funded warrants. Under those regulations, an implicit or explicit payment under the pre-funded warrants that references a dividend distribution on our common stock would generally be taxable to a non-U.S. holder as described under “Distributions” above. Such dividend equivalent amount would be taxable and subject to withholding whether or not there is actual payment of cash or other property, and we may satisfy any withholding obligations we have in respect of the pre-funded warrants by withholding from other amounts due to a non-U.S. holder.

Non-U.S. holders are encouraged to consult their own tax advisors regarding the application of Sections 305 and 871(m) of the Code to the pre-funded warrants.

Information Reporting and Backup Withholding

Subject to the discussion below on foreign accounts, a non-U.S. holder will not be subject to backup withholding with respect to distributions we make on our common stock or pre-funded warrants to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a U.S. person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable certification. However, information returns generally will be filed with the IRS in connection with any distributions (including deemed distributions) made on our common stock or pre-funded warrants to a non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale or other taxable disposition of our common stock or pre-funded warrants within the U.S., and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale or other taxable disposition of our common stock or pre-funded warrants outside the U.S. conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or W-8BEN-E, or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption. Proceeds of a disposition of our common stock or pre-funded warrants conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under FATCA on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends (including deemed dividends) paid on our common stock or pre-funded warrants, to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we or the applicable withholding agent may treat the entire distribution as a dividend. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the potential application of these withholding provisions, including the proposed Treasury Regulations. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Perspective Therapeutics, Inc. has filed a registration statement (and the accompanying base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from BofA Securities, Inc., Attention: Prospectus Department, NC1-022-02-25, 201 North Tryon Street, Charlotte, North Carolina 28255-0001, via email at dg.prospectus_requests@bofa.com, from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, NY 10004, or by telephone at (212) 667-8055, or by email at EquityProspectus@opco.com, or from RBC Capital Markets, LLC, Attention: Equity Capital Markets, 200 Vesey Street, 8th Floor, New York, NY 10281, by telephone at (877) 822-4089, or by email at equityprospectus@rbccm.com.